FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number    000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated February 17, 2009

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

Superman and Batman join CryptoLogic’s branded game line-up

Branded games earn CryptoLogic Top Casino Software Award for 4th straight year

February 17, 2009 (Dublin, IRELAND, and Toronto, CANADA) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software for adults outside the United States, today announced the signing of an exclusive multi-year licensing agreement with Warner Bros. Digital Distribution and DC Comics to bring Superman, Batman and other members of the World’s Greatest Super Heroes to leading Internet casinos starting in the fourth quarter of 2009.

The deal was announced as CryptoLogic earned the industry’s top honour — Gambling Online Magazine’s Top Casino Software Award — for the fourth consecutive year. The agreement and the award solidify the company’s position as the Internet gaming industry’s leading creator of branded games.

Big brands expected to drive revenue growth

Under the licensing agreement, CryptoLogic will create games featuring legendary characters such as Superman, Batman, Wonder Woman, Green Lantern, and the Flash. These heroes have provided the inspiration for movies, television shows, and even Broadway musicals, and are universally recognized by fans all over the world.

Targeted for an adult audience, CryptoLogic’s existing games featuring superhero characters have proven highly popular with Internet gaming operators and their players, generating significant licensing revenue for CryptoLogic.

“CryptoLogic leads the way in bringing the world’s biggest entertainment brands to the world’s best Internet casinos — and there are few brands bigger than the DC Super Heroes,” said Brian Hadfield, CryptoLogic’s President and CEO. “It’s all about doing what we do best: branded games are the fastest-growing part of our business, and we expect these and other games will help drive CryptoLogic’s revenue growth for years to come.”

CryptoLogic wins Top Casino Software Award for fourth consecutive year

CryptoLogic’s leadership in branded games has also catapulted the company to Gambling Online Magazine’s Top Casino Software Award for the fourth consecutive year. Based on the votes of thousands of readers, players and website visitors around the world, this award is recognized as the industry’s top honour.

CryptoLogic also earned two other major awards: the Best Software Award from Casinomeister.com, a site that provides information and news on online gambling, online casinos, player issues and industry events; and the Best New Slot Game of the Year Award from AllonlineSlots.com for CryptoLogic’s King Kong slot game.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

“At CryptoLogic, we’re proud to have earned such confidence from players, and from a growing list of top-tier entertainment brands,” said Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development. “These new games and new awards validate CryptoLogic’s strategy to offer the most innovative casino software and branded games on the Internet.”

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games to non-U.S. players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About DC Comics

DC Comics, a Warner Bros. Entertainment Company, is the largest English-language publisher of comics in the world and home to such iconic characters as Superman, Batman, Wonder Woman and the Sandman. These DC Super Heroes and others have starred in comic books, movies, television series (both animated and live-action) and cyberspace, thrilling audiences of all ages for generations. DC Comics’ Web site is located at www.dccomics.com.

Batman, Superman, DC Super Heroes and all related characters and elements are trademarks of and (c) DC Comics.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext. 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.